UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Collective Mining Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

19425C100

(CUSIP Number)

July 19, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19425C100

1	Names of Reporting Persons PowerOne Capital Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,574,166 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,574,166 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,166 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6% (2)
12	Type of Reporting Person CO

(1)	Consists of 3,574,166 Common Shares held by PowerOne Capital Corp. which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

CUSIP No. 19425C100

1	Names of Reporting Persons PowerOne Capital Markets Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 562,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 562,500 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 562,500 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.7% (2)
12	Type of Reporting Person CO

(1)	Consists of 562,500 Common Shares held by PowerOne Capital Markets Limited which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

CUSIP No. 19425C100

1	Names of Reporting Persons 2599584 Ontario Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,550,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,550,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,550,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6% (2)
12	Type of Reporting Person CO

(1)	Consists of 3,550,000 Common Shares held by 2599584 Ontario Inc. which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

CUSIP No. 19425C100

1	Names of Reporting Persons Pasquale DiCapo
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,600,000 (1)
	6	Shared Voting Power 7,686,666 (2)
	7	Sole Dispositive Power 1,600,000 (1)
	8	Shared Dispositive Power 7,686,666 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,286,666 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.0% (4)
12	Type of Reporting Person IN

(1)	Consists of 1,600,000 Common Shares held directly by Pasquale Dicapo.

(2)	Consists of 7,686,666 Common Shares which consists of (i) 3,574,166 Common Shares held by PowerOne Capital Corp., (ii) 562,500 Common Shares held by PowerOne Capital Markets Limited, and (iii) 3,550,000 Common Shares held by 2599584 Ontario Inc., each of which entities is wholly-owned by Pasquale Dicapo.

(3)	Consists of 9,286,666 Common Shares which consists of (i) 3,574,166 Common Shares held by PowerOne Capital Corp., (ii) 562,500 Common Shares held by PowerOne Capital Markets Limited, (iii) 3,550,000 Common Shares held by 2599584 Ontario Inc., each of which entities is wholly-owned by Pasquale Dicapo, and (iv) 1,600,000 Common Shares held directly by Pasquale Dicapo.

(4)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

CUSIP No. 19425C100

Item 1(a).	Name of Issuer:

Collective Mining Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

82 Richmond Street East, 4th Floor

Toronto, Ontario, Canada M5C 1P1

Item 2(a).	Name of Person Filing:

The persons filing this statement are PowerOne Capital Corp., an Ontario corporation (“PowerOne”), PowerOne Capital Markets Limited, an Ontario corporation (“PowerOne Markets”), 2599584 Ontario Inc., an Ontario corporation (“2599584”), and Pasquale DiCapo, an Ontario resident (“Mr. DiCapo”). Together PowerOne, PowerOne Markets, 2599584, and Mr. DiCapo are the “Reporting Persons”.

Mr. DiCapo directly or indirectly is the beneficial owner and has voting control over PowerOne, PowerOne Markets, and 2599584.

As a group, the Reporting Persons own 12.0% of outstanding securities of the Issuer based on 77,602,208 issued and outstanding Common Shares as of November 14, 2024 as provided by the Issuer.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The Exchange Tower

130 King Street West, Suite 2210

Toronto, ON

M5X 1E4

Item 2(c).	Citizenship:

PowerOne Capital Corp. is an Ontario corporation.

PowerOne Capital Markets Limited is an Ontario corporation.

2599584 Ontario Inc. is an Ontario corporation.

Mr. DiCapo is a Canadian citizen.

Item 2(d).	Title of Class of Securities:

Common Shares without par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

19425C100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable

Item 4.	Ownership.

The ownership information below represents beneficial ownership of Common Shares of the Issuer as of November 14, 2024, based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer. The reporting obligation of the Reporting Persons was triggered by that certain Form 40-F, as amended, which was declared effective by the Securities and Exchange Commission on July 19, 2024.

CUSIP No. 19425C100

PowerOne Capital Corp.

(a)	Amount beneficially owned: 3,574,166 (1)

(b)	Percent of class: 4.6% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,574,166 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,574,166 (1)

(1)	Consists of 3,574,166 Common Shares held by PowerOne Capital Corp. which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

PowerOne Capital Markets Limited

(a)	Amount beneficially owned: 562,500 (1)

(b)	Percent of class: 0.7% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 562,500 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 562,500(1)

(1)	Consists of 562,500 Common Shares held by PowerOne Capital Markets Limited which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

2599584 Ontario Inc.

(a)	Amount beneficially owned: 3,550,000 (1)

(b)	Percent of class: 4.6% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,550,000 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,550,000 (1)

(1)	Consists of 3,550,000 Common Shares held by 2599584 Ontario Inc. which is wholly-owned by Pasquale Dicapo.

(2)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

CUSIP No. 19425C100

Pasquale DiCapo

(a)	Amount beneficially owned: 9,286,666 (3)

(b)	Percent of class: 12.0% (4)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,600,000 (1)

(ii)	Shared power to vote or to direct the vote: 7,686,666 (2)

(iii)	Sole power to dispose or to direct the disposition of: 1,600,000 (1)

(iv)	Shared power to dispose or to direct the disposition of: 7,686,666 (2)

(1)	Consists of 1,600,000 Common Shares held directly by Pasquale Dicapo.

(2)	Consists of 7,686,666 Common Shares which consists of (i) 3,574,166 Common Shares held by PowerOne Capital Corp., (ii) 562,500 Common Shares held by PowerOne Capital Markets Limited, and (iii) 3,550,000 Common Shares held by 2599584 Ontario Inc., each of which entities is wholly-owned by Pasquale Dicapo.

(3)	Consists of 9,286,666 Common Shares which consists of (i) 3,574,166 Common Shares held by PowerOne Capital Corp., (ii) 562,500 Common Shares held by PowerOne Capital Markets Limited, (iii) 3,550,000 Common Shares held by 2599584 Ontario Inc., each of which entities is wholly-owned by Pasquale Dicapo, and (iv) 1,600,000 Common Shares held directly by Pasquale Dicapo.

(4)	Based upon 77,602,208 Common Shares outstanding as of November 14, 2024, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

CUSIP No. 19425C100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

POWERONE CAPITAL CORP.

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

POWERONE CAPITAL MARKETS LIMITED

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
CEO

2599584 ONTARIO INC.

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

By:	/s/ Pasquale DiCapo
Pasquale DiCapo

CUSIP No. 19425C100

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)